To the men and women of the SEC:

On behalf of HWH International Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 19, 2018 addressed to Mr. Ho Sit Chye, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Post-Effective Amendment on April 16, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Cover Page

1.	Disclose how many shares the Company has sold to date pursuant to this registration statement.

Company Response:

We have added in the following to the initial page of the Prospectus:

“As of March 31, 2018, we have sold 391,093 shares of our common stock in our public offering, with an aggregate principal amount of approximately $117,328.”

2.	We note your disclosure that seems to indicate that the offering will terminate on May 6, 2018 (365 days + 90 days after February 6, 2017, which was the effective date of the original registration statement). Revise to clarify the specific date that your offering is set to terminate.

Company Response:

We have revised to include the specific offering termination date as below:

“This offering will terminate on May 6, 2018 (which we refer to as the “Offering Termination Date”).”

Prospectus Summary, page 2

3.	We note your belief that you will need to raise $3,000,000 to execute your business plan over the next 12 months. As this statement was also contained in your original registration statement, discuss the impact that your inability to raise funds has had on your financial condition and results of operations.

Company Response:

We have revised accordingly.

Management’s Discussion and Analysis, page 19

4.	Revise to correct your statement that the information in this post-effective amendment is being provided to update the information for the year ended June 30, 2016. Additionally, revise to remove any references to this filing as a quarterly report.

Company Response:

We have revised accordingly.

Reports to Securities Holders, page 33

5.	We note that the Company does not have a class of securities registered under Section 12(g) or 12(b) of the Securities Exchange Act of 1934. Therefore, please remove the reference to proxy and information statements on page 33, as the Company is not subject to the federal securities laws pertaining to proxy solicitations.

Company Response:

We have revised to remove the reference to proxy and information statements on page 33.